Monthly Report - March, 2018

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        (397,175)     (19,705,695)
Change in unrealized gain (loss) on open            5,432,981        8,099,571
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0         (11,106)
      obligations
   Change in unrealized gain (loss) from U.S.          34,354          (7,124)
      Treasury obligations
Interest Income 			              230,444          620,115
Foreign exchange gain (loss) on margin deposits        77,250          207,726
				                 ------------    -------------
Total: Income 				            5,377,854     (10,796,513)

Expenses:
   Brokerage commissions 		              830,459        2,532,540
   Management fee 			               46,923          138,542
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                9,206            9,206
   Administrative expense 	       	               94,096          288,435
					         ------------    -------------
Total: Expenses 		                      980,684        2,968,723
Net Income(Loss)			   $        4,397,170     (13,765,236)
for March, 2018

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (163,919.422    $     3,452,116    189,200,293    192,652,409
units) at February 28, 2018
Addition of 		 	              0      1,008,856      1,008,856
673.782 units on March 1, 2018
Redemption of 		 	              0    (5,525,710)    (5,525,710)
(4,464.917) units on  March 31, 2018*
Net Income (Loss)               $        93,237      4,303,933      4,397,170
for March, 2018
         			   -------------   -------------   -----------


Net Asset Value at March 31, 2018
(160,176.475 units inclusive
of 48.188 additional units) 	      3,545,353    188,987,372    192,532,725
				  =============  ============= ==============


		GLOBAL MACRO TRUST March 2018 UPDATE
                      Year to Date     Net Asset
Series	  March ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       2.16% 	 (6.75)%  $    1,136.08	  136,842.897 $   155,464,586
Series 3       2.55% 	 (5.68)%  $    1,534.68	   19,798.338 $    30,384,211
Series 4       2.70% 	 (5.27)%  $    1,890.66	    3,535.240 $     6,683,928

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					April 11, 2018
Dear Investor:

March gains came from long interest rate and long energy futures positions. These profits outpaced losses from trading stock index futures, and, to a much lesser extent, currency forwards and non-energy commodity futures.

The threat of a trade war, increased equity market volatility globally, subdued actual inflation statistics, and a first quarter slowdown in global growth momentum generated solid demand for government securities, producing rising interest rate futures prices. Strong demand from Central banks, pension funds and insurance related buyers for high quality government debt with attractive yields added to the price rallies. Neither continued moves to reduce monetary policy accommodation by the Federal Reserve, ECB, Bank of England and PBOC, nor increased debt issuance by the U.S. Treasury halted the advances. Consequently, long positions in German, French, Italian, U.S., U.K., Canadian, Australian and Japanese interest rate futures were profitable.

Energy prices were lifted during the month by rising geopolitical anxiety. The hawkish appointments by President Trump of Mike Pompeo as CIA Director and John Bolton as National Security Advisor heightened concern about the continuation of the 2015 Iran Nuclear Deal, and hence, about supplies of Iranian oil to the global market. As a result, long positions in Brent crude, WTI crude, RBOB gasoline, heating oil and London gas oil were profitable.

Many of the same factors that boosted interest rate futures weighed down global equity markets. In addition, the tech sector, which has led the equity rally of recent years, was negatively impacted by the Facebook data breach, by the impact of the first autonomous car fatalities on Uber, Nvidia, and Tesla, by Moody's downgrade of Tesla and by President Trump's tweets about Amazon. Consequently, long positions in U.S., European, British, Japanese, and Australian stock index futures were unprofitable.

Currency trading was marginally unprofitable as high interest rates failed to prevent the Turkish lira from weakening in response to worsening trade and inflation data, a rating downgrade from Moody's and an IMF warning. Hence, long lira trades against the dollar and euro were unprofitable. Long Brazilian real and short Canadian dollar trades were also slightly unprofitable. On the other hand, a long Mexican peso trade was marginally profitable as NAFTA fears moderated. A long New Zealand dollar position and a short Australian dollar trade also registered slight gains.

Losses from long corn, soybean and soybean meal trades marginally outdistanced the gain from a short wheat trade as worries about a trade war weighed on grain prices more than Argentine and U.S. drought fears supported them. Trading of metal futures was also marginally negative.



				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman